Exhibit 2.1

Deed

Execution Version

Scheme implementation deed

Veda Group Limited Equifax Inc.

Contents

	Table of contents

1	Definitions and interpretation		2
	1.1	Definitions	2
	1.2	Interpretation	13
	1.3	Interpretation of inclusive expressions	14
	1.4	Business Day	14
	1.5	Deed components	14

2	Agreement to proceed with the Transaction		15
	2.1	Proposing and implementing the Scheme	15
	2.2	Bidder may elect to nominate Subsidiary	15

3	Conditions Precedent and pre-implementation steps		15
	3.1	Conditions Precedent	15
	3.2	Reasonable endeavours	16
	3.3	Waiver of Conditions Precedent	17
	3.4	Termination on failure of Condition Precedent	17
	3.5	Certain notices relating to Conditions Precedent	18

4	Transaction steps		19
	4.1	Scheme	19
	4.2	No amendment to the Scheme without consent	19
	4.3	Scheme Consideration	19
	4.4	Payment of Scheme Consideration	19

5	Implementation		20
	5.1	Veda’s obligations	20
	5.2	Bidder’s obligations	22
	5.3	Conduct of business	23
	5.4	Appointment of directors	24
	5.5	Executive Incentive Arrangements	24
	5.6	Conduct of Court proceedings	24
	5.7	Responsibility statements	24
	5.8	US Tax treatment	25
	5.9	Consents	25
	5.10	Financing and Reporting Cooperation	25

6	Access to information		26
	6.1	Access Protocol	26
	6.2	Confidentiality and restrictions on use of information	27

7	Representations and warranties		27
	7.1	Bidder’s representations and warranties	27
	7.2	Bidder’s indemnity	27
	7.3	Veda’s representations and warranties	27
	7.4	Veda’s indemnity	27
	7.5	Qualifications on Veda’s representations, warranties and indemnities	27
	7.6	Survival of representations and warranties	28
	7.7	Survival of indemnities	28

	7.8	Timing of representations and warranties	28
	7.9	No representation or reliance	28

8	Releases		29
	8.1	Veda Indemnified Parties	29
	8.2	Bidder Indemnified Parties	29
	8.3	Deeds of indemnity and insurance	30

9	Public announcement		31
	9.1	Announcement of the Transaction	31
	9.2	Public announcements	31
	9.3	Required disclosure	31

10	Confidentiality Deed		31
	10.1	Parties bound	31
	10.2	Survival of obligations	31
	10.3	Inconsistency	32

11	Exclusivity		32
	11.1	No shop and no talk	32
	11.2	Fiduciary exception	32
	11.3	Notification of approaches	33
	11.4	Matching right	33
	11.5	Cease discussions	33
	11.6	Equal access to information	34

12	Reimbursement Fee		34
	12.1	Background to Reimbursement Fee	34
	12.2	Reimbursement Fee triggers	34
	12.3	Timing of payment of Reimbursement Fee	35
	12.4	Basis of Reimbursement Fee	35
	12.5	Compliance with law and other qualifications	36
	12.6	Reimbursement Fee payable only once	36
	12.7	Other claims	36
	12.8	Remedies	36
	12.9	No Reimbursement Fee if Scheme Effective	37

13	Termination		37
	13.1	Termination	37
	13.2	Termination for breach of representations and warranties	37
	13.3	Effect of termination	38
	13.4	Termination	38
	13.5	No other termination	38

14	Duty, costs and expenses		39
	14.1	Stamp duty	39
	14.2	Costs and expenses	39

15	GST		39

16	Notices		40
	16.1	Form of Notice	40
	16.2	How Notice must be given and when Notice is received	41
	16.3	Notice must not be given by electronic communication	41

17	General		41
	17.1	Governing law and jurisdiction	41
	17.2	Service of process	42
	17.3	No merger	42
	17.4	Invalidity and enforceability	42
	17.5	Waiver	42
	17.6	Variation	42
	17.7	Assignment of rights	43
	17.8	No third party beneficiary	43
	17.9	Further action to be taken at each party’s own expense	43
	17.10	Entire agreement	43
	17.11	Counterparts	43
	17.12	Relationship of the parties	43
	17.13	Remedies cumulative	43
	17.14	Exercise of rights	43
	17.15	Warranty of authority	44

	Schedules

	Schedule 1
	Bidder Representations and Warranties		46

	Schedule 2
	Veda Representations and Warranties		48

	Schedule 3
	Veda details		51

	Signing page		52

	Attachment 1
	Indicative Timetable

	Attachment 2
	Scheme of arrangement

	Attachment 3
	Deed poll

	Herbert Smith Freehills owns the copyright in this document and using it without permission is strictly prohibited.

Scheme implementation deed

Date ►

Between the parties

Veda	Veda Group Limited ACN 124 306 958 of Level 15, 100 Arthur Street, North Sydney, NSW 2060

Bidder	Equifax Inc. of 1550 Peachtree Street, N.W., Atlanta, Georgia 30309

Recitals

1    The parties have agreed that Bidder will acquire all of the ordinary shares in Veda by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Veda and the Scheme Shareholders.

2    The parties have agreed to implement the scheme of arrangement on the terms of this deed.

This deed witnesses as follows:

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out below.

Term	Meaning

aware	where used in respect of Specified Executives in Schedule 2, means actually aware, and does not connote any obligation to make enquiries.

Announcement	the announcement made by Veda to ASX on 6 October 2015 in relation to the Proposed Transaction.

ASIC	the Australian Securities and Investments Commission.

Associate	has the meaning set out in section 12 of the Corporations Act, as if subsection 12(1) of the Corporations Act included a reference to this deed and Veda was the designated body.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

Bidder’s Constitution	the constitution, as amended from time to time, of Bidder.

Bidder Group	Bidder and each of its Subsidiaries, and a reference to a 'Bidder Group Member’ or a ‘member of the Bidder Group’ is to Bidder or any of its Subsidiaries.

Bidder Indemnified Parties	Bidder, its Subsidiaries and their respective directors, officers and employees.

Bidder Information

information regarding the Bidder Group provided by Bidder to Veda in writing for inclusion in the Scheme Booklet, being:

1    information about Bidder, other Bidder Group members, the businesses of the Bidder Group, Bidder’s interests and dealings in Veda Shares, Bidder’s intentions for Veda and Veda’s employees, and funding for the Scheme; and

1 Definitions and interpretation

Term	Meaning

2    any other information required under the Corporations Act, Corporations Regulations or RG 60 to enable the Scheme Booklet to be prepared that the parties agree is ‘Bidder Information’ and that is identified in the Scheme Booklet as such.

For the avoidance of doubt, Bidder Information does not include Veda Information, the Independent Expert's Report, any investigating accountant’s report or any description of the taxation effect of the Transaction on Scheme Shareholders.

Bidder Representations and Warranties	the representations and warranties of Bidder set out in Schedule 1.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney, New South Wales, Australia (so long as on that calendar day, banks are open in New York, NY, USA).

Claim

any claim, demand, legal proceedings or cause of action (including any claim, demand, legal proceedings or cause of action:

1    based in contract (including breach of warranty);

2    based in tort (including misrepresentation or negligence);

3    under common law or equity; or

4    under statute (including the Australian Consumer Law (being Schedule 2 of the Competition and Consumer Act 2010 (Cth) (CCA)) or Part VI of the CCA, or like provision in any state or territory legislation)), in any way relating to this deed or the Transaction, and includes a claim, demand, legal proceedings or cause of action arising under an indemnity in this deed.

Competing Proposal

any actual, proposed or potential proposal, agreement, arrangement or transaction, which, if entered into or completed, would mean a Third Party (either alone or together with any other person) would:

1    directly or indirectly acquire a Relevant Interest in, or have a right to acquire, a legal, beneficial or economic interest in, or control of, or the right to vote, 20% or more of Veda Shares or the shares of any of Veda’s Related Bodies Corporate which individually or collectively comprise at least 20% of the value of Veda;

2    acquire Control of Veda or any of its Related Bodies Corporate which individually or collectively comprise at least 20% of the value of Veda;

3    directly or indirectly acquire a legal, beneficial or economic interest in, or control of, 20% or more of the business or assets of Veda and its Related Bodies Corporate, taken as a whole;

1 Definitions and interpretation

Term	Meaning

4    otherwise directly or indirectly acquire or merge with Veda or any of its Related Bodies Corporate which individually or collectively comprise at least 20% of the value of the Veda; or

5    require Veda to abandon, or otherwise fail to proceed with, the Transaction.

Condition Precedent	each of the conditions set out in clause 3.1.

Confidentiality Deed	the Confidentiality and Exclusivity deed between Bidder and Veda dated 16 October 2015.

Control	has the meaning given in section 50AA of the Corporations Act.

Corporations Act	the Corporations Act 2001 (Cth).

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Bidder and Veda.

Deed Poll	a deed poll in the form of Attachment 3 under which Bidder covenants in favour of the Scheme Shareholders to perform the obligations attributed to Bidder under the Scheme.

Disclosure Materials	the documents and information contained in the data room made available by Veda to Bidder and its Related Persons (including written responses from Veda and its Related Persons to requests for further information made by Bidder and its Related Persons), the index of which has been initialled by, or on behalf of, the parties for identification prior to execution of this deed.

Effective	when used in relation to the Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the order of the Court made under paragraph 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

1 Definitions and interpretation

Term	Meaning

End Date	31 March 2016 or such other later date as agreed in writing by the parties.

Exclusivity Period

the period from and including the date of this deed to the earlier of:

1    the date of termination of this deed;

2    the End Date, or where applicable and later than the End Date, the end of the period referred to in clause 3.4(b)(1); and

3    the Implementation Date.

Executive Incentive Arrangements	a performance right, performance option, restricted right or deferred equity right or similar arrangement which in each case contemplates rights in respect of Veda Shares, or any other instrument, right or security convertible into Veda Shares, issued to an employee or former employee of the Veda Group.

Financial Advisor	any financial advisor retained by a party in relation to the Transaction from time to time.

Financial Indebtedness

any debt or other monetary liability (whether actual or contingent) in respect of monies borrowed or raised or any financial accommodation including under or in respect of any:

1    bill, bond, debenture, note or similar instrument;

2    acceptance, endorsement or discounting arrangement;

3    guarantee;

4    finance or capital lease;

5    agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

6    obligation to deliver goods or provide services paid for in advance by any financier.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

1 Definitions and interpretation

Term	Meaning

Government Agency	any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as the parties agree in writing.

Independent Expert	the independent expert in respect of the Scheme appointed by Veda.

Independent Expert’s Report	means the report to be issued by the Independent Expert in connection with the Scheme.

Insolvency Event

means, in relation to an entity:

1    the entity resolving that it be wound up or a court making an order for the winding up or dissolution of the entity (other than where the order is set aside within 14 days);

2    a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official being appointed to the entity or in relation to the whole, or a substantial part, of its assets;

3    the entity executing a deed of company arrangement;

4    the entity ceases, or threatens to cease to, carry on substantially all the business conducted by it as at the date of this deed;

5    the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act (or, if appropriate, legislation of its place of incorporation); or

6    the entity being deregistered as a company or otherwise dissolved.

Listing Rules	the official listing rules of ASX.

Personal Data	means information stored, used, accessed or processed by any Veda Group Member that can be used to distinguish or trace an individual’s identity such as their name, date and place of birth, address, government identifying numbers and biometric records which, alone or when combined with other personal or identifying information, is linked or linkable to a specific individual.

1 Definitions and interpretation

Term	Meaning

Policy	the Veda Group Limited directors and officers insurance policy in effect at the date of this deed, including any run-off insurance policy which Veda may enter into under clause 8.3(c).

RG 60	Regulatory Guide 60 issued by ASIC in September 2011.

Registered Address	in relation to a Veda Shareholder, the address shown in the Veda Share Register as at the Scheme Record Date.

Regulator’s Draft	the draft of the Scheme Booklet in a form which is provided to ASIC for approval pursuant to subsection 411(2) of the Corporations Act.

Regulatory Approval	an approval or consent set out in clause 3.1(a).

Reimbursement Fee	A$25,080,438.67.

Related Bodies Corporate	has the meaning set out in section 50 of the Corporations Act.

Related Person

1    in respect of a party or its Related Bodies Corporate, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate; and

2    in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

Relevant Employee	each employee of the Veda Group whose name is listed in Part A, Part B or Part C of the document entitled 'Relevant Employees List' initialled by the parties on the date of this deed.

Relevant Interest	has the meaning given in sections 608 and 609 of the Corporations Act.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Veda and the Scheme Shareholders, the form of which is attached as Attachment 2, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Bidder and Veda.

1 Definitions and interpretation

Term	Meaning

Scheme Booklet

the scheme booklet to be prepared by Veda in respect of the Transaction in accordance with clause 5.1(a) to be despatched to Veda Shareholders and which must include or be accompanied by:

•     a copy of the Scheme;

•     an explanatory statement complying with the requirements of the Corporations Act, the Corporations Regulations and RG 60;

•     the Independent Expert’s Report;

•     a copy or summary of this deed;

•     a copy of the Deed Poll;

•     a notice of meeting; and

•     a proxy form.

Scheme Consideration	the consideration to be provided by Bidder to each Scheme Shareholder for the transfer to Bidder of each Scheme Share, being for each Scheme Share, an amount of $2.825.

Scheme Meeting	the meeting of Veda Shareholders ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	5.00pm on the fifth Business Day after the Effective Date.

Scheme Shares	all Veda Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Shareholder	a Veda Shareholder as at the Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Security Interest	has the meaning given in section 51A of the Corporations Act.

Specified Executives	the employees whose names are listed in Part A and Part C of the ‘Relevant Employees List’ initialled by the parties on the date of this deed.

1 Definitions and interpretation

Term	Meaning

Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Superior Proposal	a bona fide written Competing Proposal (where for this purpose, paragraphs 1 and 3 of the definition of Competing Proposal are amended by replacing “20% or more” with in each case “more than 50%” and paragraph 5 is deleted) that has not resulted from a breach by Veda of its obligations under this deed and that Veda’s board, acting in good faith and after taking advice from its legal and financial advisors, determines will or is reasonably likely to provide a superior outcome for Veda or Veda’s shareholders than the Transaction (taking into account all aspects of the Competing Proposal, including the identity, reputation and financial condition of the person making such proposal, legal, regulatory and financial matters, any conditions precedent and any subsequent proposal received from Bidder pursuant to clause 11.4).

Tax	includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding that is levied or imposed by a Governmental Agency, and any related interest, penalty, charge, fee or other amount.

Tax Act	the Income Tax Assessment Act 1997 (Cth).

Tax Authority	means any government, and any person, agency or office having the administration of any Tax.

Tax Return	any filing or return in relation to Tax submitted or required to be submitted to a Tax Authority under applicable Tax law.

Third Party	a person other than Bidder and its Associates.

Timetable	the indicative timetable for the implementation of the Transaction set out in Attachment 1.

Transaction	the acquisition of the Scheme Shares by Bidder (or its nominee pursuant to clause 2.2) through implementation of the Scheme in accordance with the terms of this deed.

Veda Board	the board of directors of Veda.

Veda Consolidated Tax Group	the consolidated group of which Veda is the head company (where ‘consolidated group’ and ‘head company’ have the same meaning as in the Tax Act).

1 Definitions and interpretation

Term	Meaning

Veda Director	a director of Veda.

Veda Group	Veda and each of its Subsidiaries, and a reference to a ‘Veda Group Member’ or a ‘member of the Veda Group’ is to Veda or any of its Subsidiaries.

Veda Indemnified Parties	Veda, its Subsidiaries and their respective directors, officers and employees as at or after the date of this deed.

Veda Information	information regarding the Veda Group prepared by Veda for inclusion in the Scheme Booklet, which for the avoidance of doubt does not include the Bidder Information, the Independent Expert's Report, any investigating accountant’s report or any description of the taxation effect of the Transaction on Scheme Shareholders prepared by an external adviser to Veda.

Veda Material Adverse Change

one or more events, changes or circumstances occurring discovered or announced which, whether individually or when aggregated with all such events, changes, or circumstances or things of a like kind, has had or is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Veda Group taken as a whole other than those events, changes or circumstances:

a.      expressly required or permitted by this deed, the Scheme or the transactions contemplated by either;

b.      that are fairly disclosed in the Disclosure Materials;

c.      done or not done at the written request or with the written acknowledgement and approval of Bidder, including any consequences arising as a result of such matters;

d.      resulting from changes in generally accepted accounting principles or the interpretation of them;

e.      arising as a result of any generally applicable change in law or governmental policy;

f.      arising from changes in economic or business conditions or securities markets in general; or

g.      that Veda fairly disclosed in an announcement made by Veda to ASX, or a document lodged by it with ASIC, prior to the date of this deed,

but in respect of paragraphs (d), (e) and (f), in each case excluding any change, event, occurrence, circumstance or matter which has a disproportionate adverse effect on the Veda Group, taken as a whole, as compared to other participants in the principal business segments in which the Veda Group operates.

1 Definitions and interpretation

Term	Meaning

Veda Options	options issued by Veda as set out in Schedule 3.

Veda Prescribed Occurrence

other than:

1    as expressly required or permitted by this deed, the Scheme or the transactions contemplated by either;

2    as disclosed to Bidder in accordance with clause 5.5 of this deed, and such matter being implemented in a manner contemplated by and consistent with clause 5.5;

3    as fairly disclosed to ASX, or to Bidder in the Disclosure Materials, prior to the date of this deed; or

4    with the written consent of Bidder,

the occurrence of any of the following between the date of this deed and 8:00am on the Second Court Date:

5    Veda converting all or any of its shares into a larger or smaller number of shares or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6    Veda resolving to reduce its share capital in any way;

7    Veda:

•      entering into a buy-back agreement; or

•      resolving to approve the terms of a buy-back agreement under the Corporations Act;

8    a member of the Veda Group issuing shares, securities convertible into shares or debt securities, or granting a performance right or an option (including any form of phantom rights) over its shares or an unissued share, or agreeing to make such an issue or grant such a right or an option, other than on vesting or exercise of, or in respect of, an Executive Incentive Arrangement existing as at the date of this deed in a manner contemplated by and consistent with clause 5.5;

9    Veda declaring, paying or distributing any dividend, bonus or other share of its profits or assets;

10   a member of the Veda Group materially varying or terminating one or more contracts which variations or terminations have an impact of $10,000,000 (individually) or $25,000,000 (in aggregate) or more in gross annual revenue or expenditure for the Veda Group;

11   a member of the Veda Group entering into contracts that generate, or are expected to generate, $10,000,000 (individually) or $25,000,000 (in aggregate) or more in gross annual revenue or expenditure for the Veda Group;

1 Definitions and interpretation

Term	Meaning

12   a member of the Veda Group acquiring or disposing, or agreeing to acquire or dispose, of one or more businesses, assets or entities the value of which exceeds $10,000,000 (individually) or $25,000,000 (in aggregate);

13   a member of the Veda Group granting or entering into any new commitments for capital expenditure the effect of which will be to increase by 5% or more in aggregate the expenditure in Veda’s annual budgeted capital expenditure as contained in the Disclosure Materials;

14   a member of the Veda Group accepting as a compromise of a matter less than the full compensation due to a member of the Veda Group where the financial impact of the compromise on the Veda Group is more than $10,000,000 (individually) or $25,000,000 (in aggregate);

15   a member of the Veda Group varying any employment agreement with one or more of its officers, directors or the Relevant Employees, or accelerating or otherwise increasing compensation or benefits for any of the above including any form of debt forgiveness (other than on vesting or exercise of, or in respect of, an Executive Incentive Arrangement in a manner contemplated by and consistent with clause 5.5 or otherwise on terms agreed in writing between the parties prior to or on the date of this deed);

16   a member of the Veda Group granting or agreeing to grant any form of Security Interest over, the whole, or a substantial part, of the Veda Group’s business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

17   an Insolvency Event occurs in relation to a Veda Group Member;

18   a Veda Group Member making any change to its constitution;

19   a Veda Group Member entering into, or resolving to enter into, a transaction with any related party of Veda (other than a related party that is a member of the Veda Group), as defined in section 228 of the Corporations Act;

20   a Veda Group Member amending in any respect any agreement or arrangement with a Financial Advisor, or entering into an agreement or arrangement with a new Financial Advisor, in respect of the Transaction or a Competing Proposal;

21   a Veda Group Member paying any of its directors, officers or employees any payment (including any form of debt forgiveness, retention payment or exertion bonus), other than in accordance with existing contractual arrangements as at the date of this deed or otherwise on terms agreed in writing between the parties prior to or on the date of this deed; or

22   Veda Shares cease to be quoted on the ASX.

Veda Registry	Link Market Services ACN 083 214 537.

1 Definitions and interpretation

Term	Meaning

Veda Representations and Warranties	the representations and warranties of Veda set out in Schedule 2.

Veda Share	a fully paid ordinary share in the capital of Veda.

Veda Shareholder	each person who is registered as the holder of a Veda Share in the Veda Share Register.

Veda Share Register	the register of members of Veda maintained in accordance with the Corporations Act.

1.2	Interpretation

In this deed:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency, as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to this deed;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this deed) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to a party to a document includes that party’s successors and permitted assignees;

(j)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(k)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

1 Definitions and interpretation

(l)	a reference to an agreement other than this deed includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing;

(m)	a reference to liquidation or insolvency includes appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership or person, or death;

(n)	no provision of this deed will be construed adversely to a party because that party was responsible for the preparation of this deed or that provision;

(o)	a reference to a body (including an institute, association or authority), other than a party to this deed, whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to the lawful currency of Australia;

(q)	a reference to any time, unless otherwise indicated, is to the time in Sydney, Australia;

(r)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(s)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(t)	if an act prescribed under this deed to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(u)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1.1, has the same meaning when used in this deed; and

(v)	a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3	Interpretation of inclusive expressions

Specifying anything in this deed after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.5	Deed components

This deed includes any schedule.

2 Agreement to proceed with the Transaction

2	Agreement to proceed with the Transaction

2.1	Proposing and implementing the Scheme

(a)	Veda agrees to propose the Scheme on and subject to the terms and conditions of this deed.

(b)	Bidder agrees to assist Veda to propose the Scheme on and subject to the terms and conditions of this deed.

(c)	Veda and Bidder agree to implement the Scheme on and subject to the terms and conditions of this deed.

2.2	Bidder may elect to nominate Subsidiary

(a)	Bidder may elect to nominate a Subsidiary of Bidder to acquire all of the Scheme Shares under the Scheme by giving written notice to Veda of that relevant Subsidiary no less than 10 Business Days before the First Court Date.

(b)	Bidder warrants, agrees and undertakes that, if it nominates a Subsidiary to acquire all of the Scheme Shares pursuant to clause 2.2(a):

(1)	Bidder and the Subsidiary will both enter into the Deed Poll;

(2)	Bidder will continue to be bound by this deed; and

(3)	Bidder will ensure that the Subsidiary completes the acquisition in accordance with the terms of this deed and the Deed Poll.

3	Conditions Precedent and pre-implementation steps

3.1	Conditions Precedent

Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.

(a)	Regulatory Approvals: before 5.00pm on the Business Day before the Second Court Date:

(1)	FIRB: one of the following has occurred:

(A)	Bidder has received written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA), by or on behalf of the Treasurer of the Commonwealth of Australia (Treasurer), advising that the Commonwealth Government has no objections to the Transaction, either unconditionally or on terms that are acceptable to Bidder acting reasonably; or

(B)	no order being made in relation to the Transaction under section 18 or 22 of the FATA within a period of 40 days after Bidder has notified the Treasurer that Bidder proposes to acquire Veda Shares pursuant to the Scheme, and no notice being given by the Treasurer to Bidder during that period to the effect that there are any objections to the Transaction; or

3 Conditions Precedent and pre-implementation steps

(C)	where an order is made under section 22 of the FATA, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Bidder during that period to the effect that there are any objections to the Transaction; and

(2)	NZ OIO Approval: Bidder has received in writing all consents, approvals or clearances required under the Overseas Investment Act 2005 (New Zealand) and the Overseas Investment Regulations 2005 (New Zealand) for the implementation of the Scheme, either unconditionally or on terms that are acceptable to Bidder acting reasonably, and such consents, approvals or clearances (as the case may be) have not been withdrawn, suspended, revoked or adversely amended.

(b)	Shareholder approval: Veda Shareholders agree to the Scheme at the Scheme Meeting by the requisite majorities under subparagraph 411(4)(a)(ii) of the Corporations Act.

(c)	Court approval: the Court approves the Scheme in accordance with paragraph 411(4)(b) of the Corporations Act.

(d)	Restraints: no law, rule, regulation, restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or Government Agency preventing or restraining implementation of the Transaction is in effect at 8.00am on the Second Court Date.

(e)	No Veda Material Adverse Change: no Veda Material Adverse Change occurs between (and including) the date of this deed and 8:00am on the Second Court Date.

(f)	No Veda Prescribed Occurrence: no Veda Prescribed Occurrence occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(g)	Executive Incentive Arrangements: Each party has taken all necessary steps by 8.00 am on the Second Court Date to give effect to the treatment of Executive Incentive Arrangements as contemplated in clause 5.5.

3.2	Reasonable endeavours

(a)	Veda must, to the extent it is within its power to do so, use its reasonable endeavours to procure that each of the Conditions Precedent in clauses 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(g) is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied.

(b)	Bidder must, to the extent it is within its power to do so, use its reasonable endeavours to procure that the Conditions Precedent in clause 3.1(a) and 3.1(g) is satisfied as soon as practicable after the date of this deed and continue to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied.

(c)	Each party must, to the extent it is within its power to do so, use its reasonable endeavours to procure that:

(1)	the Condition Precedent in clause 3.1(d) continues to be satisfied at all times until 8.00 am on the Second Court Date; and

(2)	there is no occurrence within its control or the control of any of its Subsidiaries that would prevent any of the Conditions Precedent in clause 3.1, which that party (alone or together with the other party) must use reasonable endeavours to satisfy, being or remaining satisfied.

3 Conditions Precedent and pre-implementation steps

(d)	Without limiting this clause 3.2:

(1)	Bidder must promptly apply for the Regulatory Approvals and provide to Veda a copy of all those applications, having, a reasonable time prior to sending any submission or correspondence to a Government Agency in relation to a Regulatory Approval, provided a draft copy of such submission or correspondence to Veda for comment, and taken into account (in good faith) any comments provided by Veda;

(2)	Bidder must consult with Veda in advance in relation to the progress of obtaining, and promptly notify Veda of all communications with Government Agencies regarding, the Regulatory Approvals, provide copies of any written correspondence from those Government Agencies and keep Veda informed of the progress in relation to obtaining the approvals, consents or confirmations, including any matters raised or conditions or other arrangements proposed by the relevant Government Agency;

(3)	each party must take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information from the relevant Government Agencies at the earliest practicable time;

(4)	each party must provide the other party with all information reasonably requested in respect of the applications for the Regulatory Approvals; and

(5)	each party must provide the other party with all assistance and information that the other party reasonably requests in connection with an application for a Regulatory Approval to be lodged by that other party.

3.3	Waiver of Conditions Precedent

(a)	The Conditions Precedent in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(d) cannot be waived.

(b)	The Conditions Precedent in clauses 3.1(e) and 3.1(f) are for the sole benefit of Bidder and may only be waived by Bidder (in its absolute discretion) in writing.

(c)	The Condition Precedent in clause 3.1(g) is for the benefit of both parties and may only be waived by agreement between them.

(d)	Waiver of a breach or non-satisfaction in respect of one Condition Precedent does not constitute:

(1)	a waiver of breach or non-satisfaction of any other Condition Precedent resulting from the same event; or

(2)	a waiver of breach or non-satisfaction of that Condition Precedent resulting from any other event.

3.4	Termination on failure of Condition Precedent

(a)	If:

3 Conditions Precedent and pre-implementation steps

(1)	there is an event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied by the time and date specified in this deed for the satisfaction of that Condition Precedent; or

(2)	it becomes more likely than not that the Scheme will not become Effective by the End Date,

the parties must consult in good faith to:

(3)	change the date of the application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by Bidder and Veda (being a date no later than 5 Business Days before the End Date);

(4)	extend the relevant date or End Date; or

(5)	determine whether the Transaction may proceed by way of alternative means or methods.

(b)	Subject to clause 3.4(d), if the parties are unable to reach agreement under clause 3.4(a):

(1)	within 10 Business Days of first becoming aware of the relevant event or occurrence described in clause 3.4(a)(1); or

(2)	by the End Date,

then, unless that Condition Precedent has been waived in accordance with clause 3.3, either party may terminate this deed without any liability to the other party because of that termination (except under clause 12 if applicable) unless:

(3)	the relevant occurrence or the failure of the Condition Precedent to be satisfied; or

(4)	the failure of the Scheme to become Effective,

arises out of a breach of clause 3.2 by the party purporting to terminate this deed under this clause 3.4(b).

(c)	Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 13.3), on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

(d)	If the Condition Precedent in clause 3.1(b) is not satisfied only because of a failure to obtain the majority required by sub-subparagraph 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice to the other within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that sub-subparagraph, provided the party has, in good faith, reasonably formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

3.5	Certain notices relating to Conditions Precedent

(a)	Veda and Bidder (as the case may be) must promptly advise each other of satisfaction of a Condition Precedent.

4 Transaction steps

(b)	If a Condition Precedent is not satisfied by the time and date specified for satisfaction of that Condition Precedent, then, unless there is no reasonable prospect that the Condition Precedent will be satisfied before the End Date, Veda must make an application to defer the Second Court Date until such time (being not later than the Business Day before the End Date) as reasonably required to enable the relevant Condition Precedent to be satisfied.

(c)	If, before the time and date specified for satisfaction of a Condition Precedent, an event or occurrence that will prevent, or is reasonably likely to prevent, that Condition Precedent being satisfied occurs, the party with knowledge of that event must give the other party written notice of that event or occurrence as soon as possible.

4	Transaction steps

4.1	Scheme

Veda must propose the Scheme to Veda Shareholders in accordance with the terms of this deed and the Scheme.

4.2	No amendment to the Scheme without consent

Veda must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Bidder (such consent not to be unreasonably withheld).

4.3	Scheme Consideration

Each Scheme Shareholder is entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Shareholder in accordance with the terms and conditions of this deed and the Scheme.

4.4	Payment of Scheme Consideration

(a)	Bidder undertakes and warrants to Veda (in Veda’s own right and on behalf of each Scheme Shareholder) that, in consideration of the transfer to Bidder of each Scheme Share under the terms of the Scheme, on the Implementation Date Bidder will:

(1)	accept that transfer; and

(2)	provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share,

in each case in accordance with the terms and conditions of this deed and the Scheme.

(b)	Where the calculation of the aggregate payment to be made to a particular Scheme Shareholder in accordance with clause 4.4(a) would result in the Scheme Shareholder becoming entitled to a fraction of a cent, the fractional entitlement will be rounded up to the nearest whole cent.

5 Implementation

5	Implementation

5.1	Veda’s obligations

Veda must take all reasonably necessary steps to implement the Scheme as soon as is reasonably practicable, including using reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step, doing any acts it is authorised and able to do on behalf of Veda Shareholders and each of the following:

(a)	preparation of Scheme Booklet: subject to clause 5.2(a), prepare and despatch the Scheme Booklet in accordance with the Timetable and all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules;

(b)	directors' recommendation: include in the Scheme Booklet and all public announcements by Veda in relation to the Transaction a statement by the Veda Board:

(1)	unanimously recommending that Veda Shareholders vote in favour of the Scheme in the absence of a Superior Proposal; and

(2)	that each Veda Director intends to vote any Shares he or she holds or controls at the time of the Scheme Meeting in favour of the Scheme,

and Veda must do all things within its power to procure that the Veda Board does not change, withdraw or modify this recommendation unless:

(3)	the Independent Expert provides a report to Veda (including any update, addendum or variation) that concludes that the Scheme is any one or more of the following: not fair, or not reasonable to, Scheme Shareholders; or

(4)	Veda has received a Superior Proposal.

(c)	paragraph 411(17)(b) statement: apply to ASIC for the production of:

(1)	an indication of intent letter stating that it does not intend to appear before the Court on the First Court Date; and

(2)	a statement under paragraph 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(d)	Court direction: apply to the Court for orders pursuant to subsection 411(1) of the Corporations Act directing that the Scheme Meeting be convened;

(e)	Scheme Meeting: convene the Scheme Meeting to seek Veda Shareholders’ agreement to the Scheme in accordance with the orders made by the Court pursuant to subsection 411(1) of the Corporations Act;

(f)	Court documents: prepare the documents required for the purpose of each of the Court hearings held for the purpose of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders), provide copies of those draft documents to the Bidder and consider in good faith any comments from Bidder and its Related Persons on those documents, provided such comments are provided in a timely manner;

(g)	Court approval: (subject to all Conditions Precedent in clause 3.1, other than the Condition Precedent in clause 3.1(c), being satisfied or waived in accordance with this deed) apply to the Court for orders approving the Scheme as agreed to by the Veda Shareholders at the Scheme Meeting;

5 Implementation

(h)	Certificate: at the hearing on the Second Court Date provide to the Court a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent in clause 3.1 (other than the Condition Precedent in clause 3.1(c)) have been satisfied or waived in accordance with this deed;

(i)	lodge copy of Court order: lodge with ASIC an office copy of the Court order in accordance with subsection 411(10) of the Corporations Act approving the Scheme by no later than the Business Day after the date on which the Court order was made (or such later date as agreed in writing by Bidder);

(j)	Scheme Consideration: close the Share Register as at the Scheme Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme and the Deed Poll;

(k)	transfer and registration: if the Scheme becomes Effective and subject to Bidder having paid the Scheme Consideration in accordance with the Scheme and Deed Poll:

(1)	execute, on behalf of Scheme Shareholders, instruments of transfer of Veda Shares held by Scheme Shareholders to Bidder; and

(2)	register all transfers of Veda Shares held by Scheme Shareholders to Bidder on the Implementation Date;

(l)	consultation with Bidder in relation to Scheme Booklet: consult with Bidder as to the content and presentation of the Scheme Booklet including:

(1)	providing to Bidder drafts of the Scheme Booklet and the factual information sections of the Independent Expert’s Report which relate to the Bidder for the purpose of enabling Bidder to review and comment on those draft documents. In relation to the Independent Expert’s Report, Bidder’s review is to be limited to a factual accuracy review;

(2)	considering all reasonable and timely comments made by Bidder in good faith when producing a revised draft of the Scheme Booklet;

(3)	obtaining written approval from Bidder in respect of the inclusion of the Bidder Information in the Scheme Booklet in the form and context in which it appears in the Scheme Booklet; and

(4)	providing Bidder a copy of the Regulator's Draft within a reasonable time before that is provided to ASIC;

(m)	ASIC: keep Bidder reasonably informed of any material issues raised by ASIC in relation to the Scheme Booklet or the Transaction, and where such matters relate to Bidder Information, Veda must use reasonable endeavours to take into consideration any comments from the Bidder in resolving such material issues raised by ASIC;

(n)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(o)	Independent Expert: appoint the Independent Expert and promptly provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report for inclusion in the Scheme Booklet (including any updates to that report) and any other materials to be prepared by the Independent Expert for inclusion in the Scheme Booklet (including any updates to it);

5 Implementation

(p)	compliance with laws: comply with applicable laws and regulations in connection with the Transaction;

(q)	listing: not do anything to cause Veda Shares to cease being quoted on ASX or to become permanently suspended from quotation prior to implementation of the Transaction other than in accordance with the Timetable unless Bidder has agreed in writing;

(r)	update Scheme Booklet: until the date of the Scheme Meeting, promptly update the Scheme Booklet with any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(s)	suspension of trading: apply to ASX to suspend trading in Veda Shares with effect from the close of trading on the Effective Date; and

(t)	delisting: apply to ASX for Veda to be removed from the official list of ASX, with effect shortly after Implementation Date (on a date to be agreed with Bidder) and not do anything to cause it to be done earlier.

5.2	Bidder’s obligations

Bidder must take all reasonably necessary steps to implement the Scheme as soon as is reasonably practicable, including using reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step and doing each of the following:

(a)	Bidder Information: as soon as reasonably practicable after the date of this deed, prepare and promptly provide to Veda the Bidder Information for inclusion in the Scheme Booklet (to the extent not already provided as at the date of this deed), including all information regarding the Bidder Group and the Scheme Consideration required by all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules, and consent to the inclusion of that information in the Scheme Booklet, and take into account all reasonable and timely comments from Veda and its Related Persons on those drafts;

(b)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Veda and provide comments promptly on those drafts in good faith;

(c)	Independent Expert’s Report: provide any assistance or information reasonably requested by Veda or its Related Persons or by the Independent Expert in connection with the preparation of the Independent Expert’s Report (and any updates to it) to be sent together with the Scheme Booklet;

(d)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(e)	Deed Poll: by no later than the Business Day prior to the First Court Date, execute and deliver to Veda the Deed Poll and, if the Scheme becomes Effective, comply with its obligations under the Deed Poll;

(f)	accuracy of Bidder Information: promptly after Veda requests that it does so, but in any event before the Regulator’s Draft is lodged with ASIC, and again before the Scheme Booklet is despatched to Veda Shareholders, confirm in writing to Veda the accuracy of the Bidder Information in the Scheme Booklet, including that it does not contain any material statement that is false or misleading in a material respect including because of any material omission;

5 Implementation

(g)	share transfer: if the Scheme becomes Effective:

(1)	accept a transfer of the Scheme Shares as contemplated by clause 4.4(a); and

(2)	execute instruments of transfer in respect of the Scheme Shares;

(h)	Scheme Consideration: if the Scheme becomes Effective, pay the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(i)	update Bidder Information: until the date of the Scheme Meeting, as soon as reasonably practicable provide to Veda any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Bidder Information contained in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(j)	compliance with laws: comply with applicable laws and regulations in connection with the Transaction; and

(k)	financing: do everything necessary to ensure that all finance agreements and arrangements to which Bidder is party relating to the availability of funds for the purposes of paying the Scheme Consideration remain on foot, that all conditions precedent to draw down of funds have been satisfied or waived under those agreements or arrangements and to hold the proceeds of the financing to the extent required to pay the Scheme Consideration to the Scheme Shareholders in the Implementation Date.

5.3	Conduct of business

(a)	Subject to clauses 5.3(b) and 5.3(c), from the date of this deed up to and including the Implementation Date, and without limiting any other obligations of Veda under this deed, Veda must:

(1)	conduct its businesses and operations, and must cause each other Veda Group Member to conduct its respective business and operations, in the ordinary and usual course generally consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this deed;

(2)	ensure that between (and including) the date of this deed and 8.00am on the Second Court Date no Veda Prescribed Occurrence occurs; and

(3)	use reasonable efforts, and procure that each other Veda Group Member uses reasonable efforts, to:

(A)	retain the services of the current directors, officers and Relevant Employees of each member of the Veda Group; and

(B)	preserve their relationships with Government Agencies, customers, suppliers and others having business dealings with any Veda Group Member.

(b)	Nothing in clause 5.3(a) restricts the ability of Veda to take any action:

(1)	which is required or permitted by this deed or the Scheme;

5 Implementation

(2)	which has been agreed to in writing by Bidder; or

(3)	which is fairly disclosed in the Disclosure Materials, in Veda’s announcements to ASX or a document lodged with ASIC, in each case prior to the date of this deed.

(c)	For the avoidance of doubt, nothing in this clause 5.3 restricts the ability of Veda to respond to a Competing Proposal in accordance with clause 11.

5.4	Appointment of directors

On the Implementation Date, subject to the Scheme Consideration having been paid to Scheme Shareholders and receipt by Veda of signed consents to act, Veda must take all actions necessary to cause the appointment of the nominees of Bidder to the Veda Board in replacement of the existing members of the Veda Board.

5.5	Executive Incentive Arrangements

Veda must give effect to the treatment of Executive Incentive Arrangements in the form agreed between the parties prior to the date of this deed, with any vesting or payment to be subject to the Scheme becoming Effective and otherwise in accordance with the agreement between the parties.

5.6	Conduct of Court proceedings

(a)	Veda and Bidder are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This deed does not give Veda or Bidder any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

(c)	Veda and Bidder must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

5.7	Responsibility statements

(a)	The Scheme Booklet will contain a responsibility statement to the effect that:

(1)	Veda is responsible for the Veda Information contained in the Scheme Booklet;

(2)	Bidder is responsible for the Bidder Information contained in the Scheme Booklet; and

(3)	The Independent Expert is responsible for the Independent Expert’s Report.

(b)	If after 2 Business Days consultation, Veda and Bidder are unable to agree on the form or content of the Scheme Booklet:

(1)	where the determination relates to Bidder Information, Bidder will make the final determination (acting reasonably and in good faith) as to the form and content of the Bidder Information; and

(2)	in any other case, Veda will make the final determination (acting reasonably and in good faith) as to the form and content of the Scheme Booklet.

5 Implementation

5.8	US Tax treatment

From the date of this deed until the date of termination of this deed or the Implementation Date, no Veda Group Member will make, change or revoke any election with the U.S. Internal Revenue Service.

5.9	Consents

(a)	From the date of this deed up to and including the Implementation Date, Veda and Bidder must seek to identify and confirm any change of control or unilateral termination rights in material contracts and leases to which a member of the Veda Group is party which may be triggered by or exercised in response to the implementation of the Transaction. In respect of those contracts and leases, Veda and Bidder will:

(1)	agree a proposed course of action (which, among other things, will have due regard to applicable legal restrictions) and then each party will use its reasonable endeavours to take any agreed steps to request that relevant counterparties provide any consents or confirmations required or appropriate; and

(2)	where applicable, promptly provide any information reasonably required by counterparties or landlords.

5.10	Financing and Reporting Cooperation

The Veda Group agrees to provide the following cooperation in connection with acquisition or debt financings in connection with the Scheme Consideration by any member of the Bidder Group and preparation of financial information for the purposes of the Bidder Group's reporting requirements if requested by Bidder:

(a)	furnishing Bidder and its financing sources within a reasonable timeframe having regard to Veda Group’s other commitments including its half year reporting obligations and Australian holiday periods (including providing any consent required under the Confidentiality Deed which Bidder reasonably requests to such disclosure) with historical financial and other relevant information regarding Veda, the Veda Group or any other entity in which any Veda Group Member has an investment as may be reasonably requested by Bidder in connection with its registered offering of debt securities in the United States;

(b)	assisting Bidder and its financing sources, within a reasonable timeframe having regard to Veda Group’s other commitments including its half year reporting obligations and Australian holiday periods, in the preparation of any offering document to be used in obtaining or syndicating any acquisition or debt financing, and any materials required in connection with ratings agency presentations; and

(c)	requesting, within a reasonable timeframe having regard to Veda Group’s other commitments including its half year reporting obligations and Australian holiday periods and on terms acceptable to Veda acting reasonably, advisors of the Veda Group to:

(1)	undertake a reconciliation of financial statements of the Veda Group for the years ended 30 June 2014 and 30 June 2015 to generally acceptable accounting standards in the United States, prepare audited financial statements for those periods and related notes that are in compliance with Regulation S-X of the U.S. Securities Act of 1933, and issue related opinions;

6 Access to information

(2)	undertake a reconciliation of financial statements of the Veda Group for the half years ended 31 December 2014 and, subject to point (f) below, 31 December 2015 to generally acceptable accounting standards in the United States, prepare reviewed financial statements of the Veda Group for those periods and related notes that are in compliance with Regulation S-X of the U.S. Securities Act of 1933, and issue related opinions; and

(3)	undertake a reconciliation and review of financial statements of the Veda Group for the quarters ended 31 March 2015, 30 June 2015, and, subject to point (f) below, 30 September 2015 and 31 December 2015 to generally acceptable accounting standards in the United States in compliance with Regulation S-X of the U.S. Securities Act of 1933, provided, in each case, that:

(d)	neither Veda, nor any Veda Indemnified Party, shall be required to incur any liability in connection with any acquisition or debt financing prior to implementation of the Scheme that is not funded in advance by Bidder. For the avoidance of doubt, this paragraph (d) does not limit any other obligations of Veda under this deed;

(e)	Bidder must indemnify and hold harmless the Veda Indemnified Parties from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any acquisition or debt financing, any reporting obligations of the Bidder Group and any information utilised in connection therewith, in each case other than to the extent any of the foregoing arises from wilful misconduct or fraud by the relevant Veda Indemnified Party; and

(f)	Bidder must not cause, suffer or permit any financial information of any entity in the Veda Group to be communicated to any person, with respect to a period for which Veda Group has not already publicly released its accounts, save for Bidder's Specified Persons (as defined in the Confidentiality Deed) or otherwise with the prior consent of Veda (which consent is not to be unreasonably withheld). For the avoidance of doubt, nothing in this clause will require Veda to act inconsistently with its continuous disclosure obligations.

6	Access to information

6.1	Access Protocol

(a)	Between (and including) the date of this deed and the Implementation Date, Veda will provide Bidder with limited access to senior executives and information of Veda in accordance with the Access Protocol approved by the Veda Board and initialled by the parties as at the date of this deed.

(b)	Both parties will comply with the terms of the Access Protocol.

7 Representations and warranties

6.2	Confidentiality and restrictions on use of information

For the avoidance of doubt, the Confidentiality Deed applies to all information shared under the Access Protocol, whether oral or in writing, and Bidder acknowledges that it must keep that information confidential and comply with the:

(a)	restrictions on use;

(b)	restrictions on disclosure; and

(c)	all other applicable obligations,

in the Confidentiality Deed with respect to any information it receives from Veda under the Access Protocol.

7	Representations and warranties

7.1	Bidder’s representations and warranties

Bidder represents and warrants to Veda (in Veda’s own right and separately as trustee or nominee for each of the other Veda Indemnified Parties) each of the Bidder Representations and Warranties.

7.2	Bidder’s indemnity

Bidder agrees with Veda (in Veda’s own right and separately as trustee or nominee for each of the other Veda Indemnified Parties) to indemnify Veda and each of the Veda Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Veda or any of the other Veda Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Bidder Representations and Warranties.

7.3	Veda’s representations and warranties

Veda represents and warrants to Bidder (in Bidder’s own right and separately as trustee or nominee for each of the other Bidder Indemnified Parties) each of the Veda Representations and Warranties.

7.4	Veda’s indemnity

Veda agrees with Bidder (in Bidder’s own right and separately as trustee or nominee for each Bidder Indemnified Party) to indemnify Bidder and each of the Bidder Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Bidder or any of the other Bidder Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Veda Representations and Warranties.

7.5	Qualifications on Veda’s representations, warranties and indemnities

The Veda Representations and Warranties in clause 7.3 and the indemnity in clause 7.4, are each subject to matters that have been fairly disclosed in:

(a)	the Disclosure Materials; or

7 Representations and warranties

(b)	Veda’s announcements to ASX, or a document lodged with ASIC, prior to the date of this deed.

7.6	Survival of representations and warranties

Each representation and warranty in clauses 7.1 and 7.3:

(a)	is severable;

(b)	survives the termination of this deed; and

(c)	is given with the intention that liability under it is not confined to breaches that are discovered before the date of termination of this deed.

7.7	Survival of indemnities

Each indemnity in this deed (including those in clauses 7.2 and 7.4):

(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this deed; and

(d)	survives the termination of this deed.

7.8	Timing of representations and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given:

(a)	at the date of this deed and at 5.00 pm on the Business Day before the Second Court Date; or

(b)	where expressed to be given at a particular time, at that time.

7.9	No representation or reliance

(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)	Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

8 Releases

8	Releases

8.1	Veda Indemnified Parties

(a)	Bidder releases any and all rights that it may have, and agrees not to make any claim, against any Veda Indemnified Party (other than Veda) as at the date of this deed or from time to time in connection with:

(1)	any breach of any representations and warranties of Veda or any other member of the Veda Group in this deed;

(2)	any disclosures containing any statement which is false or misleading (whether in content or by omission); or

(3)	any failure to provide information,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Veda Indemnified Party has engaged in wilful misconduct or fraud. For the avoidance of doubt, nothing in this clause 8.1(a) limits Bidder’s rights to terminate this deed under clause 13.2(a).

(b)	Veda receives and holds the benefit of this clause to the extent it relates to each Veda Indemnified Party as trustee for each of them.

(c)	Bidder agrees, to the maximum extent permitted by law, that, at any time after the Implementation Date, it will not cause, suffer or permit Veda to make any Claim against a Veda Indemnified Party in respect of any matter arising in connection with this deed, the Transaction or any act or omission whatsoever which occurred or is alleged to have occurred on or before Implementation Date, except where and to the extent that the relevant Veda Indemnified Party has engaged in wilful misconduct or fraud.

8.2	Bidder Indemnified Parties

(a)	Veda releases any and all rights that it may have, and agrees not to make any claim, against any Bidder Indemnified Party (other than Bidder) as at the date of this deed or from time to time in connection with:

(1)	any breach of any representations and warranties of Bidder or any other member of the Bidder Group in this deed;

(2)	any disclosure containing any statement which is false or misleading (whether in content or by omission); or

(3)	any failure to provide information,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Bidder Indemnified Party has engaged in wilful misconduct or fraud. For the avoidance of doubt, nothing in this clause 8.2(a) limits Veda’s rights to terminate this deed under clause 13.2(b).

(b)	Bidder receives and holds the benefit of this clause to the extent it relates to each Bidder Indemnified Party as trustee for each of them.

8 Releases

8.3	Deeds of indemnity and insurance

(a)	Subject to the Scheme becoming Effective and the Transaction completing, Bidder undertakes in favour of Veda and each other person who is a Veda Indemnified Party that it will:

(1)	for a period of 7 years from the Implementation Date, ensure that the constitutions of Veda and each other Veda Group Member continues to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a Veda Group Member;

(2)	procure that Veda and each Veda Group Member complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time (Relevant Deed) and without limiting the foregoing, ensure that directors’ and officers’ run-off insurance cover for such directors and officers is maintained in the form as entered into pursuant to and in accordance with Veda’s existing policies immediately prior to the date of this deed for a period of 7 years from the retirement date of each director and officer and without limiting the foregoing, not take any action or make any omission which would prejudice or adversely affect any such directors’ and officers’ run-off insurance cover taken out pursuant to and in accordance with Veda’s existing policies immediately prior to the date of this deed (including, without limitation, ensuring that if a Veda Group Member ceases to exist or ceases to be a Bidder Group Member after the Implementation Date, each Veda Indemnified Person continues to have the benefit of an indemnity from the Bidder on terms no less favourable than those contained in the Relevant Deed as at the Effective Date);

(3)	not vary or cancel the run-off insurance policy referred to in clause 8.3(c); and

(4)	not commit any act or omission that may prejudice any claim by a beneficiary under that run-off insurance policy.

(b)	The undertakings contained in this clause 8.3 are subject to any Corporations Act restriction, or any restriction in the law of a jurisdiction in which an entity is incorporated, and will be read down accordingly.

(c)	Bidder acknowledges that, notwithstanding any other provision of this deed, Veda will, prior to the Implementation Date, enter into a run-off insurance policy in respect of any Veda Indemnified Party for a 7 year period (or longer if Bidder agrees, acting reasonably), such run-off policy to be pursuant to and in accordance with Veda’s existing policies immediately prior to the date of this deed, and that any actions to facilitate that insurance or in connection with it will not be a Veda Prescribed Occurrence or breach any provision of this deed.

(d)	Veda receives and holds the benefit of clause 8.3(a), to the extent it relates to the other Veda Indemnified Parties, as trustee for each of them.

9 Public announcement

9	Public announcement

9.1	Announcement of the Transaction

(a)	Immediately after the execution of this deed, Veda and Bidder must issue public announcements in a form previously agreed to in writing between them.

(b)	The Veda announcement must include a unanimous recommendation by the Veda Board to Veda Shareholders that, in the absence of a Superior Proposal and subject to the Independent’s Expert’s concluding that the Scheme is fair and reasonable, Veda Shareholders vote in favour of the Scheme and that subject to the same qualifications all the members of the Veda Board will vote (or will procure the voting of) any Shares he or she holds or controls at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting.

9.2	Public announcements

Subject to clause 9.3, before making a public announcement or public disclosure of the Transaction or the Scheme, a party must to the extent practicable and lawful to do so provide the other party with a draft copy before it is proposed that the public announcement is made, and where the proposed announcement or any aspect of it relates to or is in connection with the Transaction or Scheme or any aspect of either, it must give the other party a reasonable opportunity to comment on the form and content of the public announcement and must consider in good faith any such comments from the other party and its Related Persons.

9.3	Required disclosure

Where a party is required by applicable law, the Listing Rules or the rules of any other stock exchange to make any announcement or to make any disclosure in connection with the Transaction or the Scheme, it must use reasonable endeavours, to the extent practicable and lawful, to consult with the other party prior to making the relevant disclosure and take account of any reasonable comments received from the other party in relation to the form and content of the announcement or disclosure.

10	Confidentiality Deed

10.1	Parties bound

Each party acknowledges and agrees that it continues to be bound by the Confidentiality Deed after the date of this deed.

10.2	Survival of obligations

The rights and obligations of the parties under the Confidentiality Deed survive termination of this deed.

11 Exclusivity

10.3	Inconsistency

In the event of any inconsistency between the Confidentiality Deed and this deed, the terms of this deed prevail.

11	Exclusivity

11.1	No shop and no talk

During the Exclusivity Period, Veda must not, and must ensure that its Related Persons do not, directly or indirectly:

(a)	(no shop) solicit, invite, encourage or initiate (including by the provision of non-public information to any person other than Bidder) any inquiry, expression of interest, proposal or discussion by any person in relation to a Competing Proposal or communicate to any person an intention to do anything referred to in this clause 11.1(a); or

(b)	(no talk) subject to clause 11.2:

(1)	participate in or continue any discussions or negotiations in relation to, or which may reasonably be expected to lead to, a Competing Proposal or to Veda abandoning or not proceeding with the Transaction;

(2)	provide any material non-public information about the business or affairs of the Veda Group to a Third Party (other than a Government Agency) in connection with, or where provision of that non-public information may reasonably be expected to lead to, a Competing Proposal; or

(3)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause 11.1(b),

but nothing in this clause 11.1 prevents Veda from making normal presentations to, or responding to enquiries from, brokers, proxy advisers, portfolio investors and analysts in the ordinary course of business or promoting the merits of the Transaction, so long as such actions are not directed toward obtaining any Competing Proposal.

11.2	Fiduciary exception

(a)	Clause 11.1(b) does not apply to or prohibit any action or inaction by Veda or any of its Related Persons in relation to a bona fide written Competing Proposal, provided that:

(1)	the Competing Proposal did not result from a breach of this clause 11; and

(2)	in the opinion of the Veda Board, formed in good faith after receiving advice from its external legal and financial advisers, the failure to take such action or to not act would constitute, or would be likely to constitute, a breach of any of the fiduciary or statutory duties of the directors of Veda.

(b)	Each party acknowledges that the parties have agreed to include clause 11.2(a) in contemplation of a circumstance where a Competing Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal.

11 Exclusivity

11.3	Notification of approaches

(a)	During the Exclusivity Period, Veda must notify Bidder in writing if it is approached, or any of its Related Persons is approached, by any person in relation to a Competing Proposal. Veda will in good faith seek to provide such notice to Bidder within 24 hours of the approach and, in any event, will provide such notice to Bidder by the later of: (a) 48 hours; and (b) 1 Business Day, following the approach.

(b)	A notification given under clause 11.3(a) must set out reasonable details of the approach, including the identity of the person making the Competing Proposal and the price and terms of the Competing Proposal.

11.4	Matching right

Without limiting clause 11.1 during the Exclusivity Period, Veda:

(a)	must not enter into any legally binding agreement, arrangement or understanding (whether or not in writing) pursuant to which a Third Party, proposes to undertake or give effect to a Competing Proposal; and

(b)	must do all things reasonably within its power to procure that none of its directors change their recommendation in favour of the Scheme to publicly recommend a Competing Proposal (or recommend against the Scheme by reason of a Competing Proposal), unless:

(c)	Veda receives a bona fide written Competing Proposal which did not result from a breach of this clause 11, and the Veda Board, acting in good faith, after consultation with its external legal and financial advisers, determines that such Competing Proposal constitutes a Superior Proposal;

(d)	Veda has provided Bidder with reasonable details of the approach, including the identity of the person making the Competing Proposal and the price and terms of the Competing Proposal;

(e)	Veda has given Bidder 4 Business Days after the date of the provision of the information referred to in clause 11.4(d) to provide a matching or superior proposal to the terms of the Competing Proposal (and, if required by Bidder, Veda has negotiated with Bidder in good faith during such period regarding any revisions to the terms of the transaction proposed by Bidder in response to the Competing Proposal); and

(f)	Bidder has not made or announced a matching or superior proposal to the terms of the Competing Proposal by the expiry of the 4 Business Day period in clause 11.4(e) above.

11.5	Cease discussions

On the date of the Announcement, Veda ceased any discussions or negotiations (if and to the extent that they were in existence) with any Third Party in relation to a Competing Proposal and withdrew any access to any Third Party to undertake diligence investigations on the Veda Group in connection with, or in furtherance of, any actual or potential Competing Proposal.

12 Reimbursement Fee

11.6	Equal access to information

At any time after the date of this deed, Veda must not provide materially more extensive access to due diligence information relating to Veda or any of its businesses or operations to any person than it has provided, or provides substantially concurrently, to Bidder in connection with or for the purpose of an actual or potential Competing Proposal. For the purpose of this clause 11.6, Veda will not be regarded as providing materially more extensive access to due diligence information to another person by reason of the information provided being different (although as a whole not materially more extensive) because the other person makes different requests for information than Bidder requests. For the avoidance of doubt, any such provision of information to any person other than Bidder may only be undertaken if permitted by this clause 11.

12	Reimbursement Fee

12.1	Background to Reimbursement Fee

(a)	Bidder and Veda acknowledge that, if they enter into this deed and the Scheme is subsequently not implemented, Bidder will incur significant costs, including those set out in clause 12.4.

(b)	In these circumstances, Bidder has requested that provision be made for the payments outlined in clause 12.2, without which Bidder would not have entered into this deed or otherwise agreed to implement the Scheme.

(c)	The Veda Board considers, having taken advice from its legal advisors and Financial Advisors, that the implementation of the Scheme will provide benefits to Veda and it is appropriate for Veda to agree to the payments referred to in clause 12.2 in order to secure for Veda Shareholders the opportunity to vote on the Scheme.

12.2	Reimbursement Fee triggers

Veda must pay the Reimbursement Fee to Bidder, without set-off or withholding, if:

(a)	during the Exclusivity Period, a Veda Director fails to recommend, or withdraws or adversely revises his or her support of the Scheme (including by recommending or supporting a Competing Proposal) or his or her recommendation that Veda Shareholders vote in favour of the Scheme, or, having made such a recommendation, withdraws or adversely revises that recommendation for any reason, other than:

(1)	as a result of the Independent Expert concluding in the Independent Expert’s Report (or any update of, or revision, amendment or addendum to, that report) that the Scheme is any one or more of the following: not fair, or not reasonable to Veda Shareholders (except where that conclusion is due to a Competing Proposal);

(2)	as a result of any matter or thing giving Veda the right to terminate this deed pursuant to clause 13.1(a)(1) or 13.2;

(3)	as a result of a failure of a condition precedent in clause 3.1(a) (Regulatory Approvals), 3.1(b) (Shareholder Approval), 3.1(c) (Court Approval) or 3.1(e) (Restraints), other than as a result of a breach by Veda of clause 3.2; or

12 Reimbursement Fee

(b)	a Competing Proposal is announced prior to the Second Court Date (whether or not such proposal is stated to be subject to any pre-conditions) and, within 12 months of the date of such announcement, any Third Party completes a Competing Proposal of a kind referred to in any of paragraphs 2, 3 or 4 of the definition of Competing Proposal; or

(c)	Bidder terminates this deed:

(1)	pursuant to clause 13.1(a)(1);

(2)	pursuant to clause 13.2 (other than in relation to a breach of a Veda Representation and Warranty contained in paragraphs (a) (Information in Scheme Booklet) to (d) (Updating information) (inclusive); (h) (No default); (j) Disclosure); or (k) (Capital structure) to (u) (certain payments) (inclusive), of Schedule 2 which is given at 5:00 p.m. on the Business Day before the Second Court Date where the relevant breach giving rise to termination was not within the control of Veda); or

(3)	due to a failure of a Condition Precedent in clauses 3.1(f) (Veda Prescribed Occurrence) or 3.1(g) (Executive Incentive Arrangements) to be fulfilled which failure was within the control of Veda.

12.3	Timing of payment of Reimbursement Fee

(a)	A demand by Bidder for payment of the Reimbursement Fee under clause 12.2 must:

(1)	be in writing;

(2)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(3)	state the circumstances which give rise to the demand; and

(4)	nominate an account in the name of Bidder into which Veda is to pay the Reimbursement Fee.

(b)	Veda must pay the Reimbursement Fee into the account nominated by Bidder, without set-off or withholding, within 5 Business Days after receiving a demand for payment where Bidder is entitled under clause 12.2 to the Reimbursement Fee.

12.4	Basis of Reimbursement Fee

The Reimbursement Fee has been calculated to reimburse Bidder for costs including the following:

(a)	fees for legal, financial and other professional advice in planning and implementing the Transaction (excluding success fees);

(b)	reasonable opportunity costs incurred in engaging in the Transaction or in not engaging in other alternative acquisitions or strategic initiatives;

(c)	costs of management and directors’ time in planning and implementing the Transaction; and

(d)	out of pocket expenses incurred by Bidder and Bidder’s employees, advisers and agents in planning and implementing the Transaction.

12 Reimbursement Fee

12.5	Compliance with law and other qualifications

(a)	This clause 12 does not impose an obligation on Veda to pay the Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the Reimbursement Fee:

(1)	is declared by the Takeovers Panel to constitute ‘unacceptable circumstances’; or

(2)	is determined to be unenforceable or unlawful (including by virtue of it being a breach of the fiduciary or statutory duties of the members of the Veda Board) by a court,

Bidder will refund to Veda within 5 Business Days any amount in excess of its obligation under this clause that Veda has already paid to Bidder when that declaration or determination is made. For the avoidance of doubt, any part of that fee that would not constitute ‘unacceptable circumstances’ or that is not unenforceable or unlawful (as applicable) must be paid by Veda. The parties must not make or cause to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in this clause 12.5(a) in respect of the Reimbursement Fee.

(b)	A statement that a shareholder should ‘take no action pending further advice’ (or words to that effect) is not regarded as an adverse modification of a recommendation for the purposes of clause 12.2(a), provided that the Veda Board publicly re-affirms its recommendation in favour of the Transaction at least 5 Business Days before the earlier of the date that the Scheme is considered by Veda Shareholders and the End Date.

12.6	Reimbursement Fee payable only once

Where the Reimbursement Fee becomes payable to Bidder under clause 12.2 and is actually paid to Bidder, Bidder cannot make any claim against Veda for payment of any subsequent Reimbursement Fee.

12.7	Other claims

The maximum aggregate amount which Veda is required to pay in relation to this deed (including any breach of this deed by Veda) is an amount equal to the Reimbursement Fee and in no event will the aggregate liability of Veda or any other Veda Indemnified Party under or in connection with this deed exceed an amount equal to the Reimbursement Fee.

12.8	Remedies

(a)	Notwithstanding any other provision under this deed, but subject to clause 12.8(b), where the Reimbursement Fee is paid to Bidder under this deed (or would be payable if a demand was made), Bidder cannot make any Claim against Veda or any other Veda Indemnified Party in relation to any event or circumstance referred to in clause 12.2 or for any material breach referred to in clauses 13.1(a) or 13.1(c) or for any other matter arising out of or connected in any way with this deed or the transactions and matters contemplated by it.

(b)	Veda acknowledges and agrees that in respect of knowing and deliberate actions to avoid implementing the Transaction that are or would constitute a breach of this deed, the amount of the Reimbursement Fee may not be an adequate remedy for Bidder and in such circumstances, Bidder may seek specific performance or similar remedies.

13 Termination

12.9	No Reimbursement Fee if Scheme Effective

Despite anything to the contrary in this deed, the Reimbursement Fee will not be payable to Bidder if the Scheme becomes Effective, notwithstanding the occurrence of any event in clause 12.2 and, if the Reimbursement Fee has already been paid it must be refunded by Bidder.

13	Termination

13.1	Termination

(a)	Either party may terminate this deed by written notice to the other party:

(1)	other than in respect of a breach of either a Bidder Representation and Warranty or a Veda Representation and Warranty (which are dealt with in clause 13.2), at any time before 8.00am on the Second Court Date if the other party has materially breached this deed, the party entitled to terminate has given written notice to the party in breach of this deed setting out the relevant circumstances and stating an intention to terminate this deed, and the other party has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given; or

(2)	in the circumstances set out in, and in accordance with, clause 3.4.

(b)	Bidder may terminate this deed by written notice to Veda until 8.00am on the Second Court Date if:

(1)	the Veda Board fails to recommend the Scheme or any Veda Director withdraws or adversely revises his or her recommendation that Veda Shareholders vote in favour of the Scheme; or

(2)	Veda enters into an agreement to implement a Competing Proposal.

(c)	Veda may terminate this deed by written notice to Bidder at any time before 8.00am on the Second Court Date if the Veda Board or a majority of the Veda Board has adversely changed or withdrawn its recommendation as permitted under clause 5.1(b).

13.2	Termination for breach of representations and warranties

(a)	Bidder may, at any time prior to 8.00am on the Second Court Date, terminate this deed for breach of a Veda Representation and Warranty only if:

(1)	Bidder has given written notice to Veda setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist 5 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the date on which the notice is given under clause 13.2(a)(1); and

13 Termination

(3)	one of the following applies:

(A)	a Veda Representation and Warranty contained in paragraphs (e) (Validly Existing), (f) (Authority), (g) (Power), (i) (Deed Binding) or (p) (Solvency) of Schedule 2 is not true and correct in all material respects as at the date of this deed and as at 8.00am on the Second Court Date; or

(B)	any other Veda Representation and Warranty is not true and correct (without giving effect to any limitation as to “materiality” or “Veda Material Adverse Change” set forth therein) as at the date of this deed or as at 8.00am on the Second Court Date (or if a representation or warranty is expressed to be operative as at any other date, as at that date) and the loss that would reasonably be expected to follow from such a breach, individually or in the aggregate with respect to all other breaches of the Veda Representations and Warranties, would constitute a Veda Material Adverse Change.

(b)	Veda may, at any time before 8.00am on the Second Court Date, terminate this deed for breach of a Bidder Representation and Warranty only if:

(1)	Veda has given written notice to Bidder setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 13.2(b)(1); and

(3)	the loss that would reasonably be expected to follow from such a breach is material in the context of the Scheme taken as a whole.

13.3	Effect of termination

If this Deed is terminated by either party under clauses 3.4, 13.1 or 13.2:

(a)	each party will be released from its obligations under this deed, except that this clause 13.3, and clauses 1, 7.6 to 7.8 (inclusive), 10, 12, 14, 15, 16 and 17 (except clause 17.9), will survive termination and remain in force;

(b)	each party will retain the rights it has or may have accrued against the other party under this deed (including any past breach of this deed); and

(c)	in all other respects, all future obligations of the parties under this deed will immediately terminate and be of no further force and effect including any further obligations in respect of the Scheme.

13.4	Termination

Where a party has a right to terminate this deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this deed and the provision under which it is terminating the deed.

13.5	No other termination

Neither party may terminate or rescind this deed except as permitted under clause 3.4, 13.1 or 13.2.

14 Duty, costs and expenses

14	Duty, costs and expenses

14.1	Stamp duty

Bidder:

(a)	must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed or the Scheme or the steps to be taken under this deed or the Scheme; and

(b)	indemnifies Veda against any liability arising from its failure to comply with clause 14.1(a).

14.2	Costs and expenses

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution, delivery and performance of this deed and the proposed, attempted or actual implementation of this deed and the Transaction.

15	GST

(a)	Any consideration or amount payable under this deed, including any non-monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

(b)	If GST is or becomes payable on a Supply made under or in connection with this deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)	The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)	If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):

(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)	the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

16 Notices

(e)	Despite any other provision in this deed if an amount payable under or in connection with this deed, other than the Reimbursement Fee, (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)	Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

16	Notices

16.1	Form of Notice

A notice or other communication to a party under this deed (Notice) must be:

(a)	in writing and in English; and

(b)	addressed to that party as nominated below (or any alternative details nominated to the sending party by Notice):

Party	Address	Addressee	Email

Veda	Veda Group Limited Level 15, 100 Arthur Street, North Sydney NSW 2060	Company Secretary	co.sec@veda.com.au

	Copy to: Herbert Smith Freehills 161 Castlereagh Street, Sydney NSW 2000	Rebecca Maslen-Stannage and Catriona McGregor	Rebecca.Maslen-Stannage@hsf.com and Catriona.McGregor@hsf.com

Bidder	Equifax Inc. 1550 Peachtree Street Atlanta, Georgia 30309 United States of America	Shawn K. Baldwin Senior Vice President and Group Counsel	Shawn.baldwin@equifax.com

	Copy to Allens Deutsche Bank Place 126 Phillip Street Sydney NSW 2000	Vijay Cugati and Tom Story	Vijay.Cugati@allens.com.au and Tom.Story@allens.com.au

16 Notices

Party	Address	Addressee	Email

	Copy to King & Spalding LLP 1180 Peachtree Street Atlanta, GA 30309 United States of America	C. William Baxley and Carrie A. Ratliff	BBaxley@KSLAW.com and cratliff@kslaw.com

16.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By email to the nominated email address	When the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf.

16.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email in accordance with clause 16.2).

17	General

17.1	Governing law and jurisdiction

(a)	This deed is governed by the law in force in New South Wales.

(b)	Each party irrevocably submits to the exclusive jurisdiction of the courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

17 General

17.2	Service of process

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being communicated in accordance with clause 16, and will be taken to have been served at the time when clause 16 specifies that it is taken to have been given and received.

17.3	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

17.4	Invalidity and enforceability

(a)	If any provision of this deed is invalid under the law of any jurisdiction the provision is enforceable in that jurisdiction to the extent that it is not invalid, whether it is in severable terms or not.

(b)	Clause 17.4(a) does not apply where enforcement of the provision of this deed in accordance with clause 17.4(a) would materially affect the nature or effect of the parties’ obligations under this deed.

17.5	Waiver

No party to this deed may rely on the words or conduct of any other party as a waiver of any right unless the waiver is in writing and signed by the party granting the waiver.

The meanings of the terms used in this clause 17.5 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

17.6	Variation

A variation of any term of this deed must be in writing and signed by the parties.

17 General

17.7	Assignment of rights

(a)	Except as provided in clause 2.2(a), a party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this deed without the prior written consent of the other party.

(b)	A breach of clause 17.7(a) by a party shall be deemed to be a material breach for the purposes of clause 13.1(a)(1).

(c)	Clause 17.7(b) does not affect the construction of any other part of this deed.

17.8	No third party beneficiary

This deed shall be binding on and inure solely to the benefit of each party to it and each of their respective permitted successors and assigns, and nothing in this deed is intended to or shall confer on any other person, other than the Bidder Indemnified Parties and the Veda Indemnified Parties to the extent set forth in clauses 7, 8, 12.7 and 12.8, any third party beneficiary rights.

17.9	Further action to be taken at each party’s own expense

Each party must, at its own expense, do all things and execute all documents necessary to give full effect to this deed and the transactions contemplated by it.

17.10	Entire agreement

This deed states all the express terms agreed by the parties in respect of its subject matter. It supersedes all prior discussions, negotiations, understandings and agreements in respect of its subject matter (other than the Confidentiality Deed).

17.11	Counterparts

This deed may be executed in any number of counterparts.

17.12	Relationship of the parties

(a)	Nothing in this deed gives a party authority to bind any other party in any way.

(b)	Nothing in this deed imposes any fiduciary duties on a party in relation to any other party.

17.13	Remedies cumulative

Except as provided in this deed and permitted by law, the rights, powers and remedies provided in this deed are cumulative with, and not exclusive of, the rights, powers and remedies provided by law independently of this deed.

17.14	Exercise of rights

(a)	Unless expressly required by the terms of this deed, a party is not required to act reasonably in giving or withholding any consent or approval or exercising any other right, power, authority, discretion or remedy, under or in connection with this deed.

17 General

(b)	A party may (without any requirement to act reasonably) impose conditions on the grant by it of any consent or approval, or any waiver of any right, power, authority, discretion or remedy, under or in connection with this deed. Any conditions must be complied with by the party relying on the consent, approval or waiver.

17.15	Warranty of authority

Each person executing this deed on behalf of a party warrants that the person is authorised to bind the relevant party to this deed.

Schedules

Table of contents

Bidder Representations and Warranties	46

Veda Representations and Warranties	48

Veda details	51

Schedule 1

Bidder Representations and Warranties

Bidder represents and warrants to Veda (in its own right and separately as trustee or nominee for each of the other Veda Indemnified Parties) that:

(a)	Bidder Information: the Bidder Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Veda Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(b)	basis of Bidder Information: the Bidder Information:

(1)	will be provided to Veda in good faith and on the understanding that Veda and each other Veda Indemnified Party will rely on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme; and

(2)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60 and the Listing Rules,

and all information provided by Bidder to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(c)	new information: it will, as a continuing obligation, provide to Veda all further or new information which arises after the Scheme Booklet has been despatched to Veda Shareholders until the date of the Scheme Meeting which is necessary to ensure that the Bidder Information is not misleading or deceptive in any material respect (including by way of omission);

(d)	validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(e)	authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Bidder;

(f)	power: it has full capacity, corporate power and lawful authority to execute, deliver and perform this deed and does not require shareholder approval or any other form of corporate approval which it has not already obtained to do so;

(g)	no default: this deed does not conflict with or result in the breach of or a default under:

(1)	any provision of Bidder’s Constitution; or

(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it or any other Bidder Group Member is bound;

(h)	deed binding: this deed is a valid and binding obligation of Bidder, enforceable in accordance with its terms;

Schedule 1 Representations and Warranties

(i)	Insolvency Event or regulatory action: no Insolvency Event has occurred in relation to it or another Bidder Group Member, nor has any regulatory action of any nature of which it is aware been taken that would prevent or restrict its ability to fulfil its obligations under this deed;

(j)	regulatory approvals: no regulatory approval is required to be obtained by Bidder in order for it to execute, deliver and perform this deed, other than those approvals set out in clauses 3.1(a); and

(k)	financing:

(1)	Bidder has legally binding finance agreements or arrangements in respect of all financing, together with cash on hand, required for Bidder to fund the Scheme Consideration under the Scheme;

(2)	it has done everything necessary within its control to ensure that the finance agreements or arrangements remain in force and that all conditions precedent to draw down of funds under the finance agreements or arrangements have been satisfied or waived on or prior to the Implementation Date;

(3)	on the Implementation Date, Bidder will pay the Scheme Consideration to the Scheme Shareholders in accordance with the terms of this deed and the Deed Poll; and

(4)	it acknowledges that any financing by Bidder will not be a condition to any obligation on the Bidder under this deed and the Deed Poll.

Schedule 2

Veda Representations and Warranties

Veda represents and warrants to Bidder (in its own right and separately as trustee or nominee for each of the other Bidder Indemnified Parties) that:

(a)	Information in Scheme Booklet: the Veda Information contained in the Scheme Booklet as at the date the Scheme Booklet is despatched to Veda Shareholders:

(1)	will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(2)	will comply in all material respects with the requirements of the Corporations Act, Corporations Regulations, RG 60 and the Listing Rules;

(b)	Information provided to the Independent Expert: all information provided by Veda to the Independent Expert, as at the date that information is provided, will be provided in good faith and on the understanding that, to the extent accepted by the Independent Expert, the Independent Expert will rely on that information for the purpose of preparing its report for inclusion in the Scheme Booklet;

(c)	Scheme Booklet: no information (other than the Bidder Information, the Independent Expert’s Report or any investigating accountant’s report) contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Veda Shareholders, will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

(d)	Updating information: the Scheme Booklet (but in respect of Bidder Information, subject to Bidder complying with its obligations to update the Bidder Information) will be updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive in any material respect (including because of any material omission);

(e)	Validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(f)	Authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Veda;

(g)	Power: has full capacity, corporate power and lawful authority to execute, deliver and perform this deed;

(h)	No default: this deed does not conflict with or result in the breach of or a default under:

(1)	Veda’s constitution or other constituent documents; or

(2)	so far as the Specified Executives are aware and except as fairly disclosed in the Disclosure Materials, any material term or provision of any material agreement (including any financing arrangements) or any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound;

Schedule 2 Representations and Warranties

(i)	Deed binding: this deed is a valid and binding obligation of Veda, enforceable in accordance with its terms;

(j)	Disclosure: as at the date of this deed:

(1)	Veda is in compliance in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, except as fairly disclosed in the Disclosure Materials, Veda is not withholding from disclosure to ASX any material information in reliance on Listing Rule 3.1A; and

(2)	the Disclosure Materials were compiled and made available to Bidder and its Related Persons in good faith and, so far as the Specified Executives are aware, the contents of the Disclosure Materials are not materially misleading or deceptive (including by omission, where such omission was with intent to mislead or deceive ). For the avoidance of doubt, this is not to be read as a representation or warranty that the data room is complete;

(k)	Capital structure: its capital structure, including all issued securities as at the date of this deed, is as set out in Schedule 3 and it has not issued or granted (or agreed to issue or grant) any other securities, options, warrants, performance rights or other instruments which are still outstanding and may convert into Veda Shares other than as set out in Schedule 3 and it is not otherwise under any obligation to issue or grant, and no person has any right to call for the issue or grant of, any Veda Shares, options, warrants, performance rights or other securities or instruments in Veda;

(l)	Diluted Capital: as at 8.00am on the Second Court Date, there will be on issue no more than 846,425,729 Veda Shares (together with any Veda Shares issued on vesting or exercise of, or in respect of, an Executive Incentive Arrangement existing as at the date of this deed in a manner contemplated by and consistent with clause 5.5) and other than as set out in Schedule 3, no Executive Incentive Arrangements or any other securities, options, performance rights or instruments will be outstanding or become outstanding or convertible into Veda Shares;

(m)	Indebtedness: except as fairly disclosed in the Disclosure Materials:

(1)	no member of the Veda Group has incurred or agreed to incur any material Financial Indebtedness under any bank facility or other similar material arrangement providing financial accommodation of any description (excluding usual terms of trade with customers and suppliers and excluding hedges, swaps and similar arrangements); and

(2)	no member of the Veda Group has engaged in financing of a type which is not required to be shown or reflected in its accounts;

(n)	No material undisclosed liability: so far as the Specified Executives are aware and except as fairly disclosed in the Disclosure Materials, there is no current claim (and Veda has not received written notice of any pending claim), dispute, demand, action, litigation, prosecution, arbitration, investigation, mediation or other proceeding commenced, which could reasonably be expected to result in an award, settlement, fine, penalty, order, loss or other liability to the Veda Group of more than $10,000,000 and the Specified Executives are not aware of any anticipated matter of this kind;

Schedule 2 Representations and Warranties

(o)	Restrictions on business activities: so far as the Specified Executives are aware and except as fairly disclosed in the Disclosure Materials, there is no agreement or order binding on any Veda Group Member that has or would reasonably be likely to have the effect of materially prohibiting, materially restricting or materially impairing after the Implementation Date any business of the Veda Group;

(p)	Solvency: neither Veda nor any other member of the Veda Group is subject to an Insolvency Event;

(q)	Taxes:

(1)	there are no outstanding and overdue income Tax Returns or other material Tax Returns which were required to be filed by a Veda Group Member;

(2)	there are no material outstanding and overdue Taxes owed by a Veda Group Member except where appropriate reserves have been recorded in the financial statements of Veda;

(3)	so far as the Specified Executives are aware, neither Veda nor any other a Veda Group Member: (i) is currently the subject of a material Tax audit or examination and, no such audit, examination or proceeding is threatened in writing; (ii) has received from any Tax Authority any written notice of a material proposed adjustment, deficiency or underpayment of Taxes which has not been satisfied by payment or been withdrawn;

(r)	No Undisclosed Indebtedness or Liabilities: no member of the Veda Group has any indebtedness or material liabilities arising after 30 June 2015 required under generally accepted Australian accounting principles or Australian GAAP to be reflected on a balance sheet or the notes thereto, other than those: (i) reflected in, fully reserved against or otherwise described in the Veda audited annual financial statements for the period ended 30 June 2015 or the notes thereto; (ii) incurred in the ordinary course of business consistent with past practice since such date; or (iii) incurred under this deed or in connection with the Transaction;

(s)	No Material Adverse Change: since 31 December 2014, there has not been a Veda Material Adverse Change and no Veda Material Adverse Change has been discovered;

(t)	Compliance with law: so far as the Specified Executives are aware, no Veda Group Member is in material breach of any law applicable to its business, as would reasonably be expected to have or result in a Veda Material Adverse Change. So far as the Specified Executives are aware, no Veda Group Member has received any written notice of or been charged with the violation of any laws, as would reasonably be expected to have or result in a Veda Material Adverse Change. So far as the Specified Executives are aware, no Veda Group Member is under investigation with respect to the violation of any laws and, so far as the Specified Executives are aware, no Veda Group Member has received any written notice or communication of any such violation that has not been cured as of the date of this deed, as would reasonably be expected to have or result in a Veda Material Adverse Change; and

(u)	Certain payments: so far as the Specified Executives are aware, no member of the Veda Group is in breach of any Australian anti-corruption or anti-bribery law.

Schedule 3

Veda details

Veda Group Limited

Security	Total number on issue

Veda Shares	846,425,729 Ordinary Shares

Veda unquoted securities

Veda Options

18,790,025 Tranche A Options ($1.90 exercise price);

16,006,317 Tranche B Options ($2.10 exercise price); and

5,825,045 Options ($2.15 exercise price),

and

Veda Deferred Share Rights

756,023 Deferred Share Rights,

together consisting of 41,377,410 unquoted securities, which collectively are capable of being converted into 41,377,410 Veda Shares.

Signing page

Executed as a deed

Veda

Signed sealed and delivered by Veda Group Limited by

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Company Secretary/Director

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Director

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Signing page

Equifax

Signed sealed and delivered by Equifax Inc. by

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Signature of Authorised Signatory

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Signature of Witness

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Attachment 1

Indicative Timetable

Event	Indicative date

Announcement of signing of scheme implementation deed	23 November 2015

Scheme Booklet provided to ASIC in draft	24 November 2015

First Court hearing	11 December 2015

Scheme Meeting	8 February 2016

Second Court hearing	10 February 2016

Effective Date	11 February 2016

Scheme Record Date	18 February 2016

Implementation Date	25 February 2016

Attachment 2

Scheme of arrangement

Attachment 3

Deed poll